March 14, 2011

Mark Goshko
617.261.3163
Fax:  617.261.3175
mark.goshko@klgates.com

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Linda B. Stirling, Esq.

RE:	ASGI Agility Income Fund
File Nos.: 811-22430

Dear Ms. Stirling:

We have received the Staff’s comments on the registration statement filed on Form N-2 (the “Registration Statement”) for ASGI Agility Income Fund (“Fund”).  The Staff’s comments were received in the form of a letter (the “Comment Letter”) dated September 30, 2010.  We respectfully submit this response letter on behalf of the Fund.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.  We have, for the convenience of the Staff, repeated below the comments in the order appearing in the Comment Letter followed by the Fund’s response.  Defined terms have the same meanings as used by the Fund in the Registration Statement.

PRIVATE PLACEMENT MEMORANDUM

1.	The disclosure states that the fund’s investment objective:

is to seek investment returns over various market cycles, with a meaningful percentage of such returns derived from income.  The Fund also seeks, over time, to preserve the ‘real purchasing power’ of an investment in the Fund through capital appreciation of the Fund’s investments in an amount that is equal to or exceeds the rate of inflation (as measured by the consumer price index).

Please recast this objective into plain English. In particular, please explain the phrase “seek[s] investment returns over various market cycles” since even an investment loss is a “return over various market cycles.” In addition, please explain what is contemplated by the term “meaningful percentage.”

Response: The requested changes have been made.

2.
Under the heading “The Fund’s Investment Program – Investment Objective and Principal Strategies,” in the fifth paragraph, the disclosure states that certain investment funds may pursue “absolute return strategies.”  Please add disclosure explaining these strategies.

Response: The requested changes have been provided.

3.	Under the heading “The Fund’s Investment Program – Investment Objective and Principal Strategies,” in the seventh paragraph, please give examples of “income-oriented equity securities.”

Response:  A cross reference has been added to the disclosure.  Please refer to the language under “The Fund’s Investment Program – Investment Objective and Principal Strategies – Types of Investments” beginning on page 3 (which is the following page) of the Registration Statement, for examples of income-oriented equity securities.

4.
Under the heading “The Fund’s Investment Program – Investment Objective and Principal Strategies,” please disclose how individual investment decisions to buy or sell securities or underlying funds will be made on behalf of the fund.

Response:  The requested disclosure has been added, as has a cross reference.  Please also refer to “The Fund’s Investment Program – Investment Objective and Principal Strategies – Selection of Investment Funds” beginning on page 5 of the Registration Statement.

5.	On pages 2-3, under the heading “The Fund’s Investment Program,” the disclosure states:

The Fund also has the ability to concentrate investments in particular Investment Funds or direct investments, or in Investment Funds or direct investments within a certain type of strategy, category or industry.

Please revise this disclosure so that the concepts of concentration and diversification are not commingled.  In addition, if the fund intends to concentrate, please disclose the industry or group of industries in which it will concentrate and the risks specific to concentrating in that industry or industries.  See Instruction to

Item 8.2.b(2) of Form N-2. To the extent that similar disclosure appears elsewhere in the registration statement, please revise that disclosure as well. (See, e.g., pages 4, 5, 12, and 27.)

Response:   In order to clarify, the Fund has included a fundamental investment restriction stating that the Fund may not concentrate (i.e. invest 25% or more of its total managed assets) in any single industry or group of industries.  Additionally, any references suggesting that the Fund may concentrate its investments in a particular industry or group of industries have been removed.  Finally, the Fund clearly discloses that it is a non-diversified management investment company (See “MEMORANDUM SUMMARY – Closed-End Fund Structure: Limited Liquidity and Transfer Restrictions,” “THE FUND – General” and related risk factor).  The Fund believes that with these changes the Registration Statement is clear as to diversification and concentration.

6.	Under the heading “Management Fee” on page 6, please disclose the fee paid to the subadviser by the adviser.

Response:  The subadvisory fee is paid by the Adviser out of the Management Fee, which is clearly disclosed and informs investors.  Additionally, the Adviser may launch other registered subadvised funds in the future and does not want to unnecessarily undermine its ability to negotiate a different subadvisory fee with future potential subadvisers.  Finally, the subadvisory fee is contained in the Subadvisory Agreement, as filed, and the Fund has added a reference to that effect in the Registration Statement.

7.
In the fee table, please add a caption to the “Shareholder Transaction Expenses” to reflect the 2% redemption fee described in footnote 1.  See Instruction 5 to Item 3 of Form N-2.  In addition, please add disclosure to footnote 4 of the fee table stating that future Acquired Fund Fees and Expenses may be substantially higher or lower because the performance fees paid to some investment managers may fluctuate over time. See Instruction 10.g to Item 3 of Form N-2.

Response: The requested changes have been made.

8.
On page 18, under the heading “The Fund’s Investment Program,” the disclosure states that the fund’s investment objective may be changed by the Board.  Please add language to indicate that the fund’s investment objective may be changed after 60 days notice to shareholders.

Response: The requested change has been made.

9.	Please disclose the fund’s fundamental policy regarding concentration.

Response: The requested disclosure has been provided.

10.
Under the heading “Trustee Qualifications,” please disclose each trustee’s qualifications, attributes or skills (as well as experience) in light of the fund’s business and structure that led to the conclusion that he should serve on the board of trustees.  See Item 18.17 of Form N-2.

Response:   We believe this complies with Form N-2 and respectfully disagree that additional disclosure is required.  The material aspects of each Trustee’s background and experience are referenced and the disclosure reflects the basis upon which such Trustees were deemed qualified to serve on the Board.

11.
Under the heading “Control Persons,” the disclosure states that an “investment vehicle” controlled and sponsored by “an affiliate of the Subadviser … may be… deemed to control the Fund.”  Please disclose the effect of such control on the voting rights of other shareholders.  See Item 19.1 of Form N-2.

Response: The requested disclosure has been provided.

12.	Please provide a general description of the services performed by the fund’s independent public accounting firm. See Item 20.7 of Form N-2.

Response: The requested description has been provided.

GENERAL

13.	We may have additional comments on disclosures made in response to this letter, information supplied supplementally, or exhibits added in any pre-effective amendments.

14.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

15.
Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act.  Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis of your position.

Response:  We acknowledge the comments.  The Fund does not anticipate submitting an exemptive application or no-action request in connection with its Registration Statement.  However, we note that, subsequent to the initial filing, on

February 8, 2011, the Fund participated in the filing of an application seeking relief to issue multiple classes of shares.  Additionally, the Fund respectfully notes that it is not registered under the Securities Act and will not be making any filings under that Act, based on the Fund being privately placed and not registered under or subject to the filing requirements of the Securities Act.

*           *           *

Thank you for your attention to these matters.  If you have any questions, I may be reached at (617) 261-3163.

Very truly yours,

/s/ Mark P. Goshko
Mark P. Goshko